

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
Liansheng Miao
Chairman of the Board of Directors and
 Chief Executive Officer
Yingli Green Energy Holding Company Limited
No. 3399 Chaoyang North Street
Baoding 071051
People's Republic of China

> **Re:** **Yingli Green Energy Holding Company Limited**
> **Registration Statement on Form F-3**
> **Filed September 6, 2013**
> **File No. 333-191031**
> **Annual Report on Form 20-F**
> **Filed April 23, 2013**
> **File No. 001-33469**

Dear Mr. Miao:

We have limited our review of your filings to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement Fee Table

1.	We note your disclosure on the prospectus cover page that the debt securities and warrants may be convertible into or exercisable or exchangeable for your ordinary shares, preferred shares, depository shares and other securities.  Please revise your fee table as necessary to include all securities underlying your convertible, exercisable or exchangeable securities, including the depositary shares and "other securities." Please file an updated legality opinion to reflect any securities you add to the fee table.

2.    We see from your disclosure on page 22 that you have a rights plan in effect. Please also add the rights that are attached to your ordinary shares under that plan to your fee table. For guidance, please refer to Compliance and Disclosure Interpretations Securities Act Forms Question 126.09. Please also file a legality opinion with respect to those rights. For guidance, please refer to Staff Legal Bulletin 19 section II.B.1.g.

Prospectus Cover Page

3.    Please disclose the dollar amount of securities being offered. Refer to Regulation S-K Item 501(b)(2).

Description of Securities, page 9

4.    To the extent not already provided, such as with respect to the debt securities you have included in the fee table, please expand your disclosure to include all information that is known and required to be disclosed by Item 12 of Form 20-F regarding the securities you are offering. Refer to Item 4 of Form F-3.

Form 20-F filed April 23, 2013

Risk Factors, page 6

If the parent company of our minority partner in Tianwei Yingli or any affiliate of such parent company engages in sanctioned activities…, page 19

5.    In the last paragraph of this risk factor you refer to "our affiliation with such entities," in apparent reference to your relationship with China South and the entities it acquired in its acquisition of Tianwei Group. Please tell us whether China South and Norinco are your "affiliates" as that term is defined in Securities Exchange Act Rule 12b-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the registration statement to be certain that the registration statement includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail): Leiming Chen, Esq.
Simpson Thacher & Bartlett LLP